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NASDAQ

Davie A. Donohoe, Jr.
Counsel

The Nasdaq Stock Market, Inc.
9801 Washingtonian Blvd.
Gaithersburg, MD.  20878
202-496-2529
Fax 202-496-2688


Sent Via Facsimile and Federal Express
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October 22, 1998

Fredrick W. Dreher, Esquire
Duane, Morris & Heckscher, LLP
One Liberty Place
Philadelphia, PA.  19103

Re:  Computone Corporation (Symbol:  CMPTE)
     Nasdaq Listing Qualifications Panel
     Decision 2400C-98

Dear Mr. Dreher:

This is to inform you that, pursuant to the September 17, 1998 hearing before a Nasdaq Listing Qualifications Panel (the "Panel"), a determination has been made in the matter of Computone Corporation (the "Company") and its request for continued inclusion on The Nasdaq Small Cap Market pursuant to an exception to the filing and net tangible assets/market capitalization/net income requirement, as set forth in NASD Marketplace Rules 4310(c)(14) and 4310 (c)(2).

After careful review of the record, the Company's submissions and its oral representation, the Panel made the following findings. The Company designs, manufactures and markets hardware and software communications connectivity products for business and industrial systems, using personal computers, servers and workstations. The Form 10-Q for the quarterly period ended July 3, 1998, reported $6,224,000 in total assets and $1,500,000 in net tangible assets/1/. Net income for the three months ended July 3, 1998 and the fiscal year ended April 3, 1998 was $(950,000) and $(3,466,000), respectively. The Company reported 7,553,777 total shares outstanding, of which approximately 4,035,379 shares in the public float. The closing bid price on October 21, 1998 was $1.75 per share; consequently, the market capitalization and market value of public float were $13,219,109, and $7,061,913, respectively.

_______________________
/1/ Based on the Company's historical monthly burn rate of $316,666 and proceeds of $250,000 received from two related private placements, net tangible assets are currently estimated to be $1,116,668.

As of the date of the hearing, the Company estimated net tangible assets of approximately $1,300,00. The estimate is based upon a $250,000 increase from certain private placements, and losses of $(400,000) since the end of the July 3, 1998 quarter. The Company discussed: the status of its delinquent filings; the status of the Securities and Exchange Commission (the "SEC") investigation relating to certain revenue recognition issues, which the SEC alleged are contrary to generally accepted accounting principles; recent changes in the Company's management; its plans for continuing merger discussions with Ladia Communications Technologies, Inc.") ("Ladia"); and in its plans to achieve and sustain compliance with all applicable maintenance criteria. The Form 10-Q for the quarter ended July 3, 1998 was filed with the SEC on September 11, 1998.

In correspondence dated September 16, 1998, the Company stated that the delay in filing result4ed from its proactive response to the SEC's ongoing investigation. Though discussions are continuing, the Company's counsel is confident that a settlement may be reached by year-end, and does not anticipate that any fine or other monetary penalty will be imposed. In response to the SEC's investigation, the Company represented that the Board has approved substantial changes to its revenue recognition policy/2/. To allay any future concerns, the Company has implemented new conservative revenue recognition policies and is instituting further internal accounting controls. In addition, the Company stated that it is in the final stages of recovering from a number of unusual and non-recurring difficulties. It has replaced its Former Chief Executive Officer with Mr. Perry
Pickerign, and appointed an interim Chief Financial Officer.   It plans to fill
that position by year-end. The Company represented that Mr. Pickerign has a well-defined turnaround plan to increase sales and gross margins and intends to implement those changes immediately. Mr. Pickerign stated that the Company will break-even in the third quarter and report profitability of between $300,000 and $400,000 in the fourth quarter of fiscal 1998.

As reported in the Company's Form 8-K dated August 4, 1998, the Company is renegotiating the Ladia merger agreement. Because of a reduction in the valuation of Ladia, the Company stated that it has no intention of proceeding with the transaction on the terms contemplated in the original agreement. It further stated that the principal terms, which are the subject of the renegotiation, relate to the percentage interest that would be issuable to members of Ladia. The Company believes that the percentage issuance will not exceed 20% of the outstanding shares. Although discussions are continuing, there is no definitive schedule for completion of the transaction in the near term. The Company represented that it will consider the applicability of NASD Marketplace Rule 4330(f) with respect to the Ladia transaction.

The Company stated that it plans to increase its net tangible assets by completing a private placement of equity to sophisticated existing clients of Pennsylvania Merchant Group Ltd. The Company expects proceeds of approximately $1,000,000 to $1,500,000. It expected to begin marketing efforts on or about October 20, 1998, and contemplates completion of the placement by November 15, 1998.

The Panel was of the opinion that the company has regained compliance with the filing requirement. The Panel was further of the opinion that the Company presented a plan which will enable it to comply with the net tangible assets requirement within a reasonable period of time and to sustain compliance with all requirements for continued listing on The Nasdaq SmallCap Market over the long term, so long as the

________________
/2/ The Company has agreed that it will recognize revenue until the products are sold to the ultimate end users.

Company is able to consummate the proposed private placement. The Panel noted that the Company expects to return to profitability by the fiscal year end.

In addition, the Panel was of the opinion that the Company diligently responded to the SEC's inquiries, and expressed confidence that it has taken the necessary steps to avoid any recurrence in the future. Finally, the Panel raised concerns that NASD Marketplace Rule 4330(f) may apply to the Ladia transaction; however, the Panel noted that the Company's representation that the transaction has been postponed. Accordingly, the Panel determined to continue the listing of the Company's securities on The Nasdaq SmallCap Market pursuant to the following exception. On or before, November 30, 1998, the Company must make a public filing with the SEC and NASDAQ evidencing a minimum of $3,000,000 in net tangible assets. The filing must contain a balance sheet, no older than 45 days, including pro forma adjustments for any significant events or transactions occurring on or before the filing date. In order to fully comply with the terms of this exception, the Company must be able to demonstrate compliance with all requirements for continued listing on The Nasdaq SmallCap Market. In the event the Company fails to meet any of the terms of this exception, the Company's securities will be delisted from The Nasdaq Stock Market.

All companies operating under exceptions are required to issue a press release (see sample attached) announcing the conditional listing on The Nasdaq SmallCap Market and are identified by a fifth character "C" appended to the Company's symbol. Accordingly, effective October 27, 1998, the trading symbol of the Company's securities will be changed from CMPTE to CMPTC. The "C" will be removed from the symbol when the Panel has confirmed compliance with the terms of the exception and all other criteria necessary for continued listing.

It is a requirement during the exception period that the Company must provide prompt notification of any significant events, which occur during this time. Should there be a material change in the Company's financial or operational character, the Panel reserves the right to reconsider the terms of this exception. In addition, any compliance document will be subject to review by the Panel, which may at its discretion request additional information before approving the Company's compliance.

The Company should be aware that the Nasdaq Listing and Review Council ("Review Council") may, on its own motion, determine to review any Panel decision within
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45 calendar days after issuance of the written decision.  If the Review Council determines to review this decision it may affirm, modify, reverse, dismiss, or remand the decision to a Panel. You will be notified immediately in the event the Review Council determines that this matter will be called for review.

The Company may also request that Review Council to review this decision. This request for review must be made in writing within 15 days from the date of this
                   ------------------------------------------------------------
decision to: Sara Bloom, Office of General Counsel, The Nasdaq Stock market,
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1801 K Street, NW, Washington, DC 20006, (202)728-8478 and facsimile (202) 728-
8321. Please be advised that the institution of a review, whether by way of your request or on the initiative of the Review Council, will not operate as a
                                                              ----
stay of this decision.
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If you have any questions, please do not hesitate to contact me at (202) 496-
2529.

Sincerely,


/s/ David A. Donohoe, Jr.
---------------------------
David A. Donohoe, Jr.
Counsel
Listing Qualifications Hearing